China Yuchai International Issues Correction to Ex-Dividend Date

Singapore, Singapore – May 14, 2014 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today a change to the ex-dividend date of May 26, 2014 as stated in its dividend announcement of May 12, 2014. Due to the New York Stock Exchange being closed on May 26, 2014 in observance of Memorial Day in the United States, the ex-dividend date will now be May 23, 2014.

All other dates in the May 12 dividend announcement remain unchanged.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2013, GYMCL sold 500,756 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com

For more information, please contact:
Kevin Theiss / Dixon Chen
Grayling
Tel: +1-646-284-9409
Email: kevin.theiss@grayling.com
dixon.chen@grayling.com